UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39111

FLJ Group Limited

(Registrant’s Name)

Room 1610

No.917, East Longhua Road

Huangpu District, Shanghai, 200023

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereof, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on July 27, 2021 (Registration No. 333-258187) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The annual general meeting (the “Meeting”) of FLJ Group Limited (the “Company”) was held on May 20, 2024 at Honor Guest Meeting Room of Hampton by Hilton Taizhou Taixing (1 Wenchang Middle Rd, Taixing, Taizhou, China).

The following resolutions (the “Resolutions”) were passed by the shareholders of the Company at the Meeting:

1. That the authorized share capital of the Company shall be increased from (i) US$1,000,000 divided into 10,000,000,000,000 shares of a nominal or par value of US$ 0.0000001 each, of which 8,500,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 1,000,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each, to (ii) US$48,000,000 divided into 480,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 419,500,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 60,000,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each (the “New Authorized Share Capital”), by the creation of an additional 411,000,000,000,000 unissued Class A Ordinary Shares of a par value of US$0.0000001 each to rank pari passu in all respects with the existing Class A Ordinary Shares and 59,000,000,000,000 unissued Class B Ordinary Shares of a par value of US$0.0000001 each to rank pari passu in all respects with the existing Class B Ordinary Shares.

2. That subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands by way of issuing a certificate of incorporation on change of name, the name of the Company be changed from “FLJ Group Limited” to “XChange TEC.INC” with effect from the date of the certificate of incorporation on change of name issued by the Registrar of Companies of the Cayman Islands (the “Name Change”), and that any one director or the company secretary of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where appropriate, which he/she may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Name Change and to attend to any necessary registration and/or filing for and on behalf of the Company.

3. That immediately following the New Authorized Share Capital and the Name Change becoming effective, the amended and restated memorandum of association and the third amended and restated articles of association of the Company (the “Existing M&A”) be amended to reflect, inter alias, the New Authorized Share Capital and the Name Change, and that the second amended and restated memorandum of association and the fourth amended and restated articles of association (the “New M&A”) produced to the Meeting be approved and adopted in substitution for and to the exclusion of the Existing M&A, and that any one director or the company secretary of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where appropriate, which he/she may consider necessary, desirable or expedient for the purpose of, or in connection with, the adoption of the second amended and restated memorandum of association and the fourth amended and restated articles of association and to attend to any necessary registration and/or filing for and on behalf of the Company.

In accordance with the Resolutions, the Company changed its name from “FLJ Group Limited” to “XChange TEC.INC,” effective from May 21, 2024, and filed the New M&A with the Registrar of Companies in the Cayman Islands on May 21, 2024. The Company expects the name change will be effective in the marketplace on or around May 29, 2024. A copy of the New M&A is attached to this report on Form 6-K as Exhibit 3.1.

EXHIBIT INDEX

Exhibit No.	Description
3.1	The second amended and restated memorandum of association and the fourth amended and restated articles of association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLJ Group Limited

By:	/s/ Chengcai Qu
Name:	Chengcai Qu
Title:	Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President

Date: May 24, 2024

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